UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Vion Pharmaceuticals, Inc.
Name of Issuer

Common Stock, par value $0.01
(Title of Class of Securities)

927624502
(CUSIP Number)

October 22, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

SCHEDULE 13G
CUSIP No.: 927624502	Page 2 of 11 Pages

1			NAMES OF REPORTING PERSONS:

Southpaw Asset Management LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0

	6	SHARED VOTING POWER	609,374.61

	7	SOLE DISPOSITIVE POWER	0

	8	SHARED DISPOSITIVE POWER	609,374.61

9			AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON:

609,374.61

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.0%

12	TYPE OF REPORTING PERSON:

PN

SCHEDULE 13G
CUSIP No.: 927624502	Page 3 of 11 Pages

1			NAMES OF REPORTING PERSONS:

Southpaw Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0

	6	SHARED VOTING POWER	609,374.61

	7	SOLE DISPOSITIVE POWER	0

	8	SHARED DISPOSITIVE POWER	609,374.61

9			AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON:

609,374.61

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.0%

12	TYPE OF REPORTING PERSON:

OO

SCHEDULE 13G
CUSIP No.: 927624502	Page 4 of 11 Pages

1			NAMES OF REPORTING PERSONS:

Southpaw Credit Opportunity Master Fund LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0

	6	SHARED VOTING POWER	555,520.48

	7	SOLE DISPOSITIVE POWER	0

	8	SHARED DISPOSITIVE POWER	555,520.48

9			AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON:

555,520.48

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.5%

12	TYPE OF REPORTING PERSON:

PN

SCHEDULE 13G
CUSIP No.: 927624502	Page 5 of 11 Pages

1			NAMES OF REPORTING PERSONS:

Kevin Wyman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0

	6	SHARED VOTING POWER	609,374.61

	7	SOLE DISPOSITIVE POWER	0

	8	SHARED DISPOSITIVE POWER	609,374.61

9			AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON:

609,374.61

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.0%

12	TYPE OF REPORTING PERSON:

IN

SCHEDULE 13G
CUSIP No.: 927624502	Page 6 of 11 Pages

1			NAMES OF REPORTING PERSONS:

Howard Golden

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0

	6	SHARED VOTING POWER	609,374.61

	7	SOLE DISPOSITIVE POWER	0

	8	SHARED DISPOSITIVE POWER	609,374.61

9			AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON:

609,374.61

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.0%

12	TYPE OF REPORTING PERSON:

IN

SCHEDULE 13G
CUSIP No.: 927624502	Page 7 of 11 Pages

ITEM 1(a)	NAME OF ISSUER:

Vion Pharmaceuticals, Inc.

ITEM 1(b)	ADDRESS OF ISSUER’S PRINICIPAL EXECUTIVE OFFICES:

4 Science Park New Haven, CT

ITEM 2(a)	NAME OF PERSON FILING:

This statement is filed on behalf of the following persons (collectively, the “Reporting Persons”):

(i) Southpaw Asset Management LP (“Southpaw Management”)

(ii) Southpaw Credit Opportunity Master Fund LP

(iii) Southpaw Holdings LLC (“Southpaw Holdings”)

(iv) Kevin Wyman

(v) Howard Golden

This statement relates to securities held for the account of (i) Southpaw Credit Opportunity Master Fund LP, a Cayman Islands limited partnership (the “Fund”), which owns $10,666,000 in principal amount of the 7.75% convertible senior notes due 2012 of the Issuer (“Convertible Senior Notes”), (ii) a separate managed account managed by Southpaw Management (the “Managed Account 1”), which owns $768,000 in principal amount of Convertible Senior Notes, and (iii) another separate managed account managed by Southpaw Management (the “Managed Account 2”; and together with the Managed Account 1, the “Managed Accounts”), which owns $266,000 in principal amount of Convertible Senior Notes. Southpaw Management is the investment manager of the Fund and the Managed Accounts, and, in such capacities, may be deemed to beneficially own the Convertible Senior Notes reported herein which may be deemed beneficially owned by the Fund and the Managed Accounts. Southpaw Holdings serves as the general partner of Southpaw Management, and, in such capacity, may be deemed to beneficially own the Convertible Senior Notes reported herein which are deemed beneficially owned by Southpaw Management. Mr. Wyman and Mr. Golden are principals of Southpaw Holdings and managers of Southpaw Management, and, in such capacities, may be deemed to beneficially own the Convertible Senior Notes reported herein which may be deemed beneficially owned by Southpaw Management.

ITEM 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

Four Greenwich Office Park Greenwich, CT 06831

ITEM 2(c)	CITIZENSHIP:

(i) Southpaw Asset Management LP is a limited partnership organized under the laws of Delaware.

(ii) Southpaw Credit Opportunity Master Fund LP is a limited partnership organized under the laws of the Cayman Islands.

(iii) Southpaw Holdings LLC is a limited liability company organized under the laws of Delaware.

SCHEDULE 13G
CUSIP No.: 927624502	Page 8 of 11 Pages

(iv) Kevin Wyman is an individual having citizenship in the United States.

(v) Howard Golden is an individual having citizenship in the United States.

ITEM 2(d)	TITLE OF CLASS OF SECURITIES: Common Stock

ITEM 2(e)	CUSIP NUMBER: 927624502

ITEM 3	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE FILING PERSON IS:

Not applicable.

ITEM 4	OWNERSHIP:

The Fund owns $10,666,000 in principal amount of the Convertible Senior Notes. Managed Account 1 owns $768,000 in principal amount of Convertible Senior Notes. Managed Account 2 owns $266,000 in principal amount of Convertible Senior Notes. Southpaw Management is the investment manager of the Fund and the Managed Accounts, and, in such capacities, may be deemed to beneficially own the Convertible Senior Notes reported herein which are deemed beneficially owned by the Fund and the Managed Accounts. Southpaw Holdings serves as the general partner of Southpaw Management, and, in such capacity, may be deemed to beneficially own the Convertible Senior Notes reported herein which may be deemed beneficially owned by Southpaw Management. Mr. Wyman and Mr. Golden are principals of Southpaw Holdings and managers of Southpaw Management, and, in such capacities, may be deemed to beneficially own the Convertible Senior Notes reported herein which may be deemed beneficially owned by Southpaw Management.

Note that references to percentage ownerships of common stock in this Schedule 13G are based upon (i) the 8,052,445 shares of common stock outstanding as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended June 30, 2009 filed on August 13, 2009, and (ii) the conversion rate of 52.0833 shares of common stock per $1,000 principal amount of Convertible Senior Notes. The initial conversion rate of 520.833 shares of common stock per $1,000 principal amount of Convertible Senior Notes was adjusted to reflect the February 20, 2008 one-for-ten reverse split of all outstanding shares of the Issuer’s common stock and corresponding decrease in the number of shares of authorized common stock of the Issuer.

(i) For Southpaw Asset Management LP:

(a) Amount beneficially owned: 609,374.61

(b) Percent of class: 7.0%

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 609,374.61

(iii) Sole power to dispose or direct the disposition of: 0

SCHEDULE 13G
CUSIP No.: 927624502	Page 9 of 11 Pages

(iv) Shared power to dispose or direct the disposition of: 609,374.61

(ii) For Southpaw Holdings LLC:

(a) Amount beneficially owned: 609,374.61

(b) Percent of class: 7.0%

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 609,374.61

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 609,374.61

(iii) For Southpaw Credit Opportunity Master Fund LP:

(a) Amount beneficially owned: 555,520.48

(b) Percent of class: 6.5%

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 555,520.48

(iii)Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 555,520.48

(iv) For Kevin Wyman:

(a) Amount beneficially owned: 609,374.61

(b) Percent of class: 7.0%

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 609,374.61

(iii)Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 609,374.61

(v) For Howard Golden:

(a) Amount beneficially owned: 609,374.61

(b) Percent of class: 7.0%

(c) Number of shares as to which the person has:

SCHEDULE 13G
CUSIP No.: 927624502	Page 10 of 11 Pages

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 609,374.61

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 609,374.61

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable.

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not Applicable.

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10	CERTIFICATIONS.

By signing below Southpaw Management certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below the other Reporting Persons certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G
CUSIP No.: 927624502	Page 11 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 8, 2009

Southpaw Credit Opportunity Master Fund LP

By:	Southpaw GP LLC,
its general partner

By:	/s/ Kevin Wyman
Name: Kevin Wyman
Title: Managing Member

Southpaw Asset Management LP

By:	Southpaw Holdings LLC,
its general partner

By:	/s/ Kevin Wyman
Name: Kevin Wyman
Title: Managing Member

Southpaw Holdings, LLC

By:	/s/ Kevin Wyman
Name: Kevin Wyman
Title: Managing Member

/s/ Kevin Wyman
Kevin Wyman

/s/ Howard Golden
Howard Golden

EXHIBIT INDEX

Exhibit Number	Exhibit

1.	Joint Filing Agreement, dated September 8, 2009, by and among the Reporting Persons.